UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $0.02

(Title of Class of Securities)

698884103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698884103

1.	Names of Reporting Persons

Scott Stewart Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	704,443
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	704,443
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

704,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.0%

12.	Type of Reporting Person (See Instructions)

IN

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Investment Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	704,443
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	704,443
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

704,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.0%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

MVM Funds, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	704,443
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	704,443
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

704,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.0%

12.	Type of Reporting Person (See Instructions)

OO

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Partners Fund GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

OO

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	329,916
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	329,916
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

329,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

1.9%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	374,527
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	374,527
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

374,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.1%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Partners Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 13, 2020, the business day prior to the date of filing of this Schedule 13G.

Explanatory Note:

This Amendment No. 2 amends and supersedes Schedule 13G Amendment No. 1, filed February 14, 2020, to correct an error in the number of shares of Common Stock (as defined below), and the percentage of the outstanding shares of Common Stock, beneficially owned by Greenhaven Road Capital Fund 2, L.P. as of February 13, 2020.

Item 1.

(a)	The name of the issuer is PAR Technology Corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Scott Stewart Miller; (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Partners Fund GP LLC, a Delaware limited liability company (“Partners GP”); (5) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); (6) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”); and (7) Greenhaven Road Capital Partners Fund, L.P. (“Partners Fund”, and together with Fund 1 and Fund 2, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of Fund 1, Fund 2 and the Investment Manager. Scott Stewart Miller is the controlling person of the General Partner and Partners GP. Scott Stewart Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by Fund 1 and Fund 2. Scott Stewart Miller, the Investment Manager and Partners GP may be deemed to beneficially own the Common Stock directly beneficially owned by Partners Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Royce & Associates LLC, 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.02 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 698884103.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.[1]

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the date of filing of this Schedule 13G. The percentage beneficial ownership of each Reporting Person is based on 17,552,520 shares of Common Stock outstanding as of January 31, 2020, as reported by the Issuer in its Form S-3 filed on February 11, 2020.

As of the Event Date of December 31, 2019, the beneficial ownership of the Reporting Persons was as follows:

•	Fund 1 directly beneficially owned 407,028 shares of Common Stock, representing 2.4% of all of the outstanding shares of Common Stock.

•	Fund 2 directly beneficially owned 432,972 shares of Common Stock, representing 2.5% of all of the outstanding shares of Common Stock.

•	Partners Fund directly beneficially owned 174 shares of Common Stock, representing 0.001% of all of the outstanding shares of Common Stock.

•	Collectively, the Funds directly beneficially owned 840,174 shares of Common Stock, representing 4.9% of all of the outstanding shares of Common Stock.

The above percentages of beneficial ownership are based on an aggregated total of 17,253,560 shares of Common Stock outstanding as of December 19, 2019, based on (a) 16,345,368 shares of Common Stock outstanding as of November 1, 2019, as reported by the Issuer in its Form 10-Q filed on November 8, 2019 and (b) 908,192 shares of Common Stock issued as of December 18, 2019, as reported by the Issuer in its Form 8-K filed on December 19, 2019.

1	The original Schedule 13G filed on October 23, 2019, to which Schedule 13G Amendment No. 1, filed on February 14, 2020 (“Amendment No. 1”), served as an amendment, inadvertently omitted Partners Fund and Partners GP as Reporting Persons. Amendment No. 1 and this amended Schedule 13G amend the original filing to include 283 shares of Common Stock representing less than 0.002% of all of the outstanding shares of Common Stock, beneficially owned by Partners Fund and Partners GP as of October 23, 2019, the date of the original Schedule 13G. The amount and percentage of shares of Common Stock in the preceding sentence should be deemed also to amend the amount and percentage of shares of Common Stock held by Scott Stewart Miller and the Investment Manager in the prior filing as of October 23, 2019, the date of the original Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Partners Fund GP LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

Greenhaven Road Capital Partners Fund, L.P.

By:	/s/ Scott Stewart Miller

Scott Stewart Miller, for himself, as the Managing Member of the General Partner (for itself and on behalf of Fund 1, Fund 2 and the Investment Manager), and as the Managing Member of Partners GP (for itself and on behalf of Partners Fund)

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement